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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number    0-8483
                                                                     -----------

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q [ ] Form N-SAR

     For Period Ended:                     June 30, 1997
                        --------------------------------------------------------

      [ ]   Transition Report on Form 10-K              [ ]  Transition Report on Form 10-Q

      [ ]   Transition Report on Form 20-F              [ ]  Transition Report on Form N-SAR

      [ ]   Transition Report on Form 11-K

For the Transition Period Ended:                 June 30, 1997
                        --------------------------------------------------------
         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
                                                        ------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant               Central Reserve Life Corporation
                           -----------------------------------------------------
Former name if applicable
                               -------------------------------------------------
Address of principal executive office (Street and number)
                                      17800 Royalton Road
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City, state and zip code             Strongsville, Ohio  44136
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b) The subject annual report, semi-annual report, transition report on Form
     10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                         (SEE EXHIBIT A ATTACHED HERETO)

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

      Frank W. Grimone                    (216)                  572-2400
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           (Name)                      (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ ] Yes    [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Central Reserve Life Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 13, 1997      By  Frank W. Grimone
     --------------------      -------------------------------------------------
                               Frank W. Grimone, Senior Executive Vice President and CFO

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.





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                                    Exhibit A
Central Reserve Life Corporation
Form 12b-25
August 13, 1997

         In preparation of its quarterly financial statements the Company relies on outside actuaries to establish reserves for its insurance policies. The actuaries use certain statistical data produced from computer reports that are generated by the Company to establish the reserves. After obtaining these reports, the actuaries noticed certain erratic patterns in the graphs that were being generated. It was determined that these erratic patterns may have arisen from a programming or coding error. In order to determine whether an error existed the Company had to perform internal audits which took approximately five days. The Company determined that there was a coding error in the programming. As a result, new programs had to be prepared and the computer reports had to be run again.

         In order to avoid unreasonable effort, the extension in filing the Company's Form 10-Q is required so that the actuaries can have an additional five days to re-establish the reserves for the insurance policies. Once the reserves are established, the financial statements will be prepared and reviewed by the outside auditors. The extension is required in order to complete the proper financial statements.